EXHIBIT 97.1

Policy Relating to Recovery of Erroneously Awarded Compensation required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

NYSE-Listed Company

Incentive Compensation Clawback Policy

Established on November 9, 2023

Article 1 (Purpose)

The purpose of this NYSE-Listed Company Incentive Compensation Clawback Policy (this “Policy”) is to set forth the requirements and procedures for Shinhan Financial Group (the “Company”) to comply with Section 303A.14 of The New York Stock Exchange Listed Company Manual which relates to the incentive compensation clawback (the “Listing Rules”).

Article 2 (Interpretation and Administration)

The Company’s Compensation Committee shall have full authority to interpret and enforce this Policy; provided, however, that this Policy shall be interpreted and enforced in accordance with the Listing Rules and other applicable domestic and foreign laws and regulations.

Article 3 (Covered Persons)

(1)	This Policy applies to any of the following persons (“Covered Persons”):

1.	Management and Managing Directors; or

2.	Other persons prescribed by the Listing Rules, including persons who perform important policy-making functions

(2)	This Policy shall be binding upon beneficiaries, heirs, executors, administrators or other legal representatives of the Covered Persons as set forth in paragraph (1) above.

Article 4 (Incentive Compensation)

(1)

The incentive compensation (the “Incentive Compensation,” including, but shall not be limited to, equity-based awards such as long-term awards, equity awards and stock options) to be recovered pursuant to this Policy shall mean any compensation that is paid wholly or in part upon the attainment of any of the following financial reporting measures (the “Financial Reporting Measures”):

1.	Measures that are determined in accordance with the accounting principles used in preparing financial statements;

2.	Stock price and total shareholder return; or

3.	Other measures that are derived from the above measures.

(2)

Any compensation paid regardless of the attainment of Financial Reporting Measures or based on qualitative evaluation that is unrelated to Financial Reporting Measures shall not be included in the Incentive Compensation to be recovered pursuant to this Policy.

Article 5 (Reasons for Recovery)

(1)

If the financial statements based on which the Incentive Compensation has been paid have been corrected due to any error, or the Company, a court, financial regulator, or other legally authorized body has determined (or the Company reasonably should have determined) that such restatement is required, any Incentive Compensation previously paid shall be recovered to the extent provided in Article 7 to reflect the correction.

(2)

The restatement of financial statements requiring recovery under paragraph (1) above refers to an accounting restatement that is required due to the material noncompliance by the Company with any financial reporting requirement under the securities laws, including any required accounting restatement for any of the following reasons:

1.	to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements; or

2.

to correct an error in previously issued financial statements that would result in a material misstatement if the error were corrected in the current fiscal period or left uncorrected in the current fiscal period.

(3)	The recovery of the Incentive Compensation pursuant to this Policy shall be made by a resolution of the Compensation Committee.

Article 6 (Incentive Compensation to be Recovered)

(1)	The recovery pursuant to this Policy shall apply to the Incentive Compensation paid during the last three fiscal years preceding the earliest of the following days:

1.	The date on which financial statements have been corrected;

2.	The date on which the Company, a court, financial regulator, or other legally authorized body has determined that the restatement of financial statements is required; or

3.	The date on which the Company reasonably should have determined that the restatement of financial statements is required.

(2)

The Incentive Compensation shall be deemed paid in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment of the Incentive Compensation occurs after the end of that period.

Article 7 (Amount to be Recovered)

The amount to be recovered shall be the amount of Incentive Compensation actually paid that exceeds the amount of Incentive Compensation calculated based on the corrected financial statements.

Article 8 (Methods of Recovery)

(1)	The Incentive Compensation shall be recovered by using any of the following methods:

1.	Requiring cash reimbursement;

2.	Seeking forfeiture of any gain realized from any equity-based awards;

3.	Offsetting the amount to be recovered from any compensation otherwise owed by the Company to the Covered Person;

4.	Cancelling vested stock options; or

5.	Taking any other recovery action permitted by law.

(2)	The Company shall not be liable to indemnify the Covered Person for any loss incurred by the Covered Person due to the determination and enforcement of recovery.

Article 9 (Exceptions to Recovery)

(1)	If the cost required to enforce recovery is expected to exceed the amount to be recovered, the Compensation Committee may determine pursuant to a resolution not to recover such Incentive Compensation.

(2)	Before making the determination under the preceding paragraph, the Company must make a reasonable attempt to recover the Incentive Compensation.

(3)

If the recovery under this Policy would violate any domestic law of the Company’s country of incorporation that was adopted prior to November 28, 2022, the Compensation Committee may determine pursuant to a resolution not to recover such Incentive Compensation.

Article 10 (Relationship with Other Policies, etc.)

(1)

If the scope of recovery of the Incentive Compensation determined under applicable laws or regulations, internal policies or separate contracts, etc. falls short of the scope of recovery pursuant to this Policy, this Policy shall be followed.

(2)	Nothing in this Policy shall limit the right of the Company to recover the Incentive Compensation under applicable laws or regulations, internal policies or separate contracts, etc.

(3)	Recovery pursuant to this Policy shall not affect the Company’s claim for damages against the Covered Persons.

Article 11 (Miscellaneous)

Detailed matters not set forth in this Policy may be determined and managed by the Compensation Committee.

Addenda

1.	(Enforcement Date) This Policy shall come into force on November 9, 2023.

2.

(Incentive Compensation to be Recovered) Notwithstanding Article 6, this Policy shall not apply to the Incentive Compensation (including the Incentive Compensation reserved to be paid which shall have been normally paid prior to October 1, 2023) paid on or prior to October 1, 2023.

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